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                                               Filing Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-79857

                             PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED JULY 26, 1999)

                              GENERAL MAGIC, INC.

                                  COMMON STOCK
                           -------------------------

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                              PLAN OF DISTRIBUTION

ISSUANCES OF SHARES OF COMMON STOCK BY US

     We may offer under this prospectus, as supplemented, shares of our common stock to Cripple Creek Securities, LLC under the equity line of credit arrangement at the price and terms and conditions as follows.

     General. Effective July 30, 1999, we entered into a common stock investment agreement with Cripple Creek Securities, LLC. The investment agreement provides for an equity line of credit arrangement. The equity line of credit will be available to us during the period beginning August 25, 1999 and ending August 24, 2001. During that period, we may require Cripple Creek to purchase, from time to time, an aggregate of up to $20,000,000 of common stock. In addition, Cripple Creek will have a right, at its sole discretion, to purchase up to an additional $6,000,000 of common stock during the term of the equity line of financing.

     Draw downs. We may draw down on the equity line beginning on August 25, 1999 and approximately every 31 business days thereafter by providing a written notice to Cripple Creek. The draw down notice must set forth a dollar amount of shares we intend to sell to Cripple Creek. The dollar amount may not exceed $5,000,000. In addition, we may, at our sole discretion, specify a minimum purchase price per share in the draw down notice. However, the minimum price may not be less than $2.00.

     Conditions to draw downs and Cripple Creek's obligation to purchase. Our right to draw down on the equity line and Cripple Creek's obligation to purchase shares of common stock are subject to conditions. These conditions include:

     - the closing bid price of the common stock on the business day immediately preceding a draw down notice must be at least $2.00 per share;

     - a registration statement, together with the required prospectus supplement, must be available for the sale of the shares of common stock to be issued and sold;

     - the common stock must be listed on The American Stock Exchange, Inc., The New York Stock Exchange, Inc., the Nasdaq National Market or the Nasdaq SmallCap Market and we must not have been notified of any delisting action;

     - there shall not have occurred any of the following:

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        - a consolidation, merger or other business combination resulting in a change of control;

        - sale of all or substantially all of our assets; or

        - a purchase, tender or exchange offer accepted by holders of more than 50% of our common stock;

     - we must be in compliance with all of our obligations under the investment agreement and a related registration rights agreement;

     - there shall be no event outstanding that would trigger the redemption rights of the holders of the Series D Convertible Preferred Stock under the certificate of designations; and

     - Cripple Creek shall have received a legal opinion from our independent counsel and a letter from our independent auditors.

     We cannot guarantee that we will be able to meet any of these conditions.

     Amount required to be purchased by Cripple Creek on each draw down. Upon receipt of a draw down notice, Cripple Creek will be required to purchase an amount, referred to as the required amount, equal to the lesser of:

     - the dollar amount specified in such draw down notice, as reduced in the manner specified below;

     - 10% of the sum of the daily trading dollar volume during the 20 consecutive business days immediately following the receipt of the draw down notice; and

     - 7.5% of the sum of the daily trading dollar volume during the 25 consecutive business days immediately preceding the date of the sale and purchase of shares.

     The dollar amount specified in any draw down notice will be decreased by 1/20 of such specified amount for each business day:

     - during the 20 business days immediately following Cripple Creek's receipt of the draw down notice on which the weighted average price of the common stock is less than 103.093% of the greater of:

        - the minimum price designated by us in the draw down notice, if any, and

        - $2.00.

     - during the 25 business days following the receipt of the draw down notice that a registration statement is not available for the issuance and sale of the shares.

     In addition, Cripple Creek will not be obligated to purchase shares if the number of shares which Cripple Creek has a right to purchase, along with the number of shares beneficially owned by it and its affiliates, would exceed 4.99% of the number of shares of common stock outstanding.

     Timing of the purchase of shares by Cripple Creek pursuant to any draw down notice. Cripple Creek may purchase portions of the required amount for any draw down from time to time during a purchase period of 25 business days after it receives a draw down notice by providing a written notice to us. However, if Cripple Creek has not elected to purchase the full required amount for such draw down by the end of the 25th business day, it will be deemed to have provided a notice to purchase the remaining amounts on the 25th business day.

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     During the purchase period for any draw down, Cripple Creek will have a right to purchase up to an additional 30% of the amount requested by us in the draw down notice, for an aggregate of $6,000,000 throughout the term of the equity line.

     Purchase Price. The purchase price of the shares of common stock will be set at the greater of:

     - 97% of the weighted average price of the common stock for the five consecutive trading days ending and including the date of Cripple Creek's notice to purchase shares,

     - the minimum price designated by us in the draw down notice, if any, or

     - $2.00.

     Cripple Creek's repurchase right upon certain events. Cripple Creek will have a right to require us to repurchase all or any of the shares of common stock issued to Cripple Creek within the 40 business days immediately preceding the exercise of this repurchase option. This repurchase right is triggered if during the 25 business days after Cripple Creek receives our first draw down notice, or 35 business days after each subsequent draw down notice,

     - a registration statement is not available for the sale of the shares, or

     - the common stock is not listed on AMEX, NYSE, the Nasdaq National Market or the Nasdaq SmallCap Market.

     The repurchase option must be exercised within 30 days of any of these events. The repurchase price will be equal to the highest closing bid price during the period beginning on the date of any such event and ending on the date Cripple Creek exercises its repurchase option.

     Termination of the equity line. The equity line will automatically terminate upon the earlier of the date on which Cripple Creek has purchased an aggregate of $20,000,000 in common stock, apart from the additional $6,000,000 which may be purchased by Cripple Creek at it sole discretion, and August 24, 2001. In addition, Cripple Creek may terminate the equity line at any time the common stock is not listed on AMEX, NYSE, the Nasdaq National Market or the Nasdaq SmallCap Market.

     Issuance of shares as commitment fee. As an inducement to Cripple Creek to extend the equity line to us, we will issue to Cripple Creek 62,031 shares of common stock no later than August 10, 1999.

     The summary set forth above is not intended to be a complete description of all of the terms of the documents governing the equity line. Please refer to the copies of the relevant documents which were filed as exhibits to our Current Report on Form 8-K filed with the SEC on August 3, 1999.

DISTRIBUTION OF SHARES OF COMMON STOCK PURCHASED UNDER THE EQUITY LINE BY CRIPPLE CREEK

     Cripple Creek or its respective pledgees, donees, transferees or other successors in interest may, from time to time, sell all or a portion of the shares which it may buy under the equity line on the Nasdaq National Market, in privately negotiated transactions or otherwise. Shares may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated

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prices. The shares may be sold by Cripple Creek by one or more of the following methods, without limitation:

     - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this prospectus, as supplemented;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - privately negotiated transactions;

     - short sales;

     - through the writing of options on the shares;

     - in one or more underwritten offerings on a firm commitment or best efforts basis; and

     - a combination of any such methods of sale.

     In effecting sales, brokers and dealers engaged by Cripple Creek may arrange for other brokers or dealers to participate. Broker-dealers may agree with Cripple Creek to sell a specified number of shares at a stipulated price per share. To the extent such broker-dealer is unable to do so acting as agent for Cripple Creek, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in the Nasdaq National Market at price and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. Cripple Creek may also sell the shares in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, as supplemented.

     From time to time, Cripple Creek may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. In addition, Cripple Creek may, from time to time, sell short the common stock of General Magic, and in such instances, this prospectus, as supplemented, may be delivered in connection with such short sales and the shares offered under this prospectus, as supplemented, may be used to cover such short sales.

     To the extent required under the Securities Act of 1933, as amended, the aggregate amount of Cripple Creek's shares of common stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from Cripple Creek and/or purchasers of Cripple Creek's shares of common stock, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     Cripple Creek is an "underwriter" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. Any broker-dealers or agents that participate with Cripple Creek in sales of the shares may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In

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such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be an underwriting commission or discount under the Securities Act of 1933, as amended.

     Cripple Creek may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with Cripple Creek, including, without limitation, in connection with distributions of the common stock by such broker-dealers. Cripple Creek may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. Cripple Creek may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

     Cripple Creek and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by Cripple Creek or any other person. The foregoing may affect the marketability of the shares.

     We have agreed to indemnify in certain instances Cripple Creek and the broker-dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Cripple Creek has agreed to indemnify in certain circumstances General Magic against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     We also agreed to reimburse Cripple Creek for expenses incurred by Cripple Creek in connection with the negotiation and execution of the equity line agreements and the filing of any prospectus supplements up to $100,000 in the aggregate. In addition, we agreed to reimburse Cripple Creek for reasonable due diligence costs of up to $10,000 for each draw down on the equity line.

OTHER RELATIONSHIPS WITH CRIPPLE CREEK

     In March 1999, we issued to certain affiliates of Cripple Creek an aggregate of 750 shares of our Series D Convertible Preferred Stock and warrants to purchase an aggregate of 56,250 shares of common stock pursuant to a securities purchase agreement.

     We issued 5 1/2% Cumulative Convertible Series B Preferred Stock and Series C Convertible Preferred Stock and related warrants to affiliates of Cripple Creek. As of the date of this prospectus, all shares of Series B preferred stock and Series C preferred stock have been converted into our common stock.

 NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION
  HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AS SUPPLEMENTED. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

     The date of this prospectus supplement is August 4, 1999.

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                               TABLE OF CONTENTS

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                                                              PAGE
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
PROSPECTUS SUPPLEMENT
  Plan of Distribution......................................  S-1
PROSPECTUS
  Prospectus Summary........................................    1
  About General Magic.......................................    3
  The Offering..............................................    4
  Risk Factors..............................................    5
  Special Note Regarding Forward-Looking Statements.........   14
  Use of Proceeds...........................................   14
  Dilution..................................................   15
  Plan of Distribution......................................   15
  Legal Matters.............................................   16
  Experts...................................................   16
  Where You Can Get More Information........................   16
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